EXHIBIT 99.1

STRATEGIC REPORT - OVERVIEW
Chief Executive’s Review
Driving value from combustibles:
The second paragraph of this section on page 4 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
We have a targeted portfolio of brands across price tiers which have delivered a robust performance across our AME and APMEA regions, driven by resilient volumes.

STRATEGIC REPORT - STRATEGIC MANAGEMENT
Our Global Business
This section on pages 12 and 13 of the Group’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
Revenue by Region

U.S.	£12,639m

AME	£9,287m

APMEA	£5,729m

Our Global Business
The first paragraph on page 13 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
Our business is divided into three complementary regions, with a balanced presence in both high-growth emerging markets and highly profitable developed markets.

The column on the right hand side of page 13 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
United State of America (U.S.)
Key Markets:
United States of America

Americas and Europe (AME)
Key Markets:
Argentina, Belgium, Brazil, Bulgaria, Canada, Chile, Colombia, Czech Republic, Denmark, France, Germany, Greece, Hungary, Italy, Mexico, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, Ukraine, United Kingdom.
Russia will remain in the list of key markets until the transfer of the Russian business is complete.

Asia-Pacific, Middle East and Africa (APMEA)
Key Markets:
Algeria, Australia, Bangladesh, Egypt, Gulf Cooperation Council (including Saudi Arabia), Japan, Kazakhstan, Malaysia, Morocco, New Zealand, Nigeria, Pakistan, South Africa, South Korea, Taiwan, Vietnam.

STRATEGIC REPORT – A BETTER TOMORROWTM
Our Vapour Products
Proportion of Vapour revenue by region in 2022 (£m)
The chart on page 33 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

	2022 £m	2021 £m	2020 £m

U.S.	913	561	383

AME	465	328	205

APMEA	58	38	23

Total	1,436	927	611

Our Tobacco Heating Products (THPs)
Performance Summary
The fifth and seventh paragraph of this section on page 35 of BAT’s Annual Report and Form 20-F 2022 are updated to reflect the revised financial information as follows:
In AME, which has seen strong industry volume growth of 18% in 2022 (2021: 44%), our consumable volume increased 42.7%, having grown 207% in 2021. Accordingly, revenue increased 68.8%, or 64.7% at constant rates of exchange, having grown 158% (or 174% at constant rates of exchange) in 2021. The region now represents 50% of our global THP volume (or 37% excluding Russia) and 47% of our global THP revenue (or 39% excluding Russia).
In APMEA, where the most mature THP markets are, our consumable volume grew 12.3%, maintaining the momentum of 2021 when consumable volume increased by 40.6%. Revenue was up 1.1% (2021: +7.6%) or 7.0% (2021: +18.3%) at constant exchange, driven by higher volume and consumable pricing, partly offset by a partial absorption of excise increases.

Proportion of THP revenue by region in 2022 (£m)
The chart on page 35 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

	2022 £m	2021 £m	2020 £m

U.S.	—	1	1

AME	494	292	113

APMEA	566	560	520

Total	1,060	853	634

Our Modern Oral Products
Highlights
The third and fourth bullet of this section on page 36 of BAT’s Annual Report and Form 20-F 2022 are updated to reflect the revised financial information as follows:
–Volume share leadership in Modern Oral in AME at 68.8%.
–AME revenue up 29.9%, with volume up 30.5%, as Velo remains volume share leader in 15 Modern Oral markets in Europe.

Performance Summary
The eighth paragraph of this section on page 37 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
In AME, we are volume share leaders of the Modern Oral category in 15 markets where we are active. Revenue increased by 29.9% (2021: up 44.1%) or 31.6% (2021: up 45.5%) at constant rates of exchange. From a high base, volume share was marginally lower at 68.8%, down 60 bps (2021: up 370 bps).

Proportion of Modern Oral revenue by region in 2022 (£m)
The chart on page 37 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

	2022 £m	2021 £m	2020 £m

U.S.	36	2	10

AME	341	262	182

APMEA	21	10	6

Total	398	274	198

Our Traditional Oral Products
Proportion of Traditional Oral revenue by region in 2022 (£m)
The chart on page 38 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

	2022 £m	2021 £m	2020 £m

U.S.	1,174	1,077	1,126

AME	35	41	34

APMEA	—	—	—

Total	1,209	1,118	1,160

Our Combustible Products
Highlights
The first bullet of this section on page 39 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
–Group value share was flat, driven by the U.S., up 10 bps, and APMEA, up 10 bps, but offset by AME, down 30 bps.

Proportion of combustibles revenue by region in 2022 (£m)
The chart on page 40 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

	2022 £m	2021 £m	2020 £m

U.S.	10,470	10,015	9,926

AME	7,588	7,179	7,531

APMEA	4,972	4,835	5,295

Total	23,030	22,029	22,752

STRATEGIC REPORT – FINANCIAL REVIEW
Financial Performance Summary
Profit from operations
Analysis of profit from operations, net finance costs and results from associates and joint ventures
The tables on page 100 of BAT’s Annual Report and Form 20-F 2022 are updated to reflect the revised financial information as follows:

Analysis of profit from operations, net finance costs and results from associates and joint ventures
	2022					2021
	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m
Profit from operations
U.S.	6,205	630	6,835	(740)	6,095	5,566	321	5,887
AME	2,926	422	3,348	(80)	3,268	2,902	157	3,059
APMEA	1,392	833	2,225	38	2,263	1,766	438	2,204
Total regions	10,523	1,885	12,408	(782)	11,626	10,234	916	11,150
Net finance (costs)/income	(1,641)	34	(1,607)	140	(1,467)	(1,486)	55	(1,431)
Associates and joint ventures	442	92	534	(24)	510	415	12	427
Profit before tax	9,324	2,011	11,335	(666)	10,669	9,163	983	10,146

Analysis of profit from operations, net finance costs and results from associates and joint ventures
	2021					2020
	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m
Profit from operations
U.S.	5,566	321	5,887	456	6,343	4,975	809	5,784
AME	2,902	157	3,059	151	3,210	3,076	183	3,259
APMEA	1,766	438	2,204	195	2,399	1,911	411	2,322
Total regions	10,234	916	11,150	802	11,952	9,962	1,403	11,365
Net finance (costs)/income	(1,486)	55	(1,431)	(89)	(1,520)	(1,745)	153	(1,592)
Associates and joint ventures	415	12	427	29	456	455	(13)	442
Profit before tax	9,163	983	10,146	742	10,888	8,672	1,543	10,215

STRATEGIC REPORT - REGIONAL REVIEW
Regional Review
This section on pages 110 to 115 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

AME – Americas and Europe
2022 revenue by category
The chart in the left column on page 112 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

Revenue by category as % of total Region

	2022	2021	2020

New Categories	14.0%	10.4%	6.0%

Traditional oral	0.4%	0.5%	0.4%

Combustibles	81.7%	85.0%	90.0%

Other	3.9%	4.1%	3.6%

Key markets
Argentina, Belgium, Brazil, Bulgaria, Canada, Chile, Colombia, Czech Republic, Denmark, France, Germany, Greece, Hungary, Italy, Mexico, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, Ukraine, the UK

Volume
	2022 units	vs 2021%	2021 units	vs 2020%	2020 units
New Categories:
Vapour (10ml units / pods mn)	261	+15.3%	226	+40.6%	162
THP (sticks bn)	12.0	+42.7%	8.4	+207%	2.7
Modern Oral (pouches mn)	3,083	+30.5%	2,363	+47.3%	1,604
Traditional Oral (stick eq bn)	1	-9.8%	1	+6.5%	1
Cigarettes (bn sticks)	280	-2.5%	286	-1.3%	290
Other (bn sticks eq)*	14	-10.5%	16	-8.5%	18
Total Combustibles	294	-2.9%	302	-1.7%	308
* Other combustibles includes MYO/RYO.

Revenue
	2022 £m	vs 2021%	vs 2021 (adj at cc) %	2021 £m	vs 2020%	vs 2020 (adj at cc) %	2020 £m
New Categories:
Vapour	465	+41.4%	+38.4%	328	+60.5%	+63.5%	205
THP	494	+68.8%	+64.7%	292	+158%	+174%	113
Modern Oral	341	+29.9%	+31.6%	262	+44.1%	+45.5%	182
Total New Categories	1,300	+47.0%	+45.1%	882	+76.5%	+82.0%	500
Traditional Oral	35	-12.3%	-7.7%	41	+18.4%	+18.3%	34
Combustibles	7,588	+5.7%	+4.0%	7,179	-4.7%	+1.0%	7,531
Other	364	+7.0%	-1.3%	342	+13.4%	+21.9%	301
Revenue	9,287	+10.0%	+8.0%	8,444	+0.9%	+6.7%	8,366

Profit from operations/operating margin
	2022 £m	vs 2021%	vs 2021 (adj at cc) %	2021 £m	vs 2020%	vs 2020 (adj at cc) %	2020 £m
Profit from Operations	2,926	+0.8%	+6.8%	2,902	-5.7%	-1.5%	3,076
Operating Margin (%)	+31.5%	-290 bps	-40 bps	+34.4%	-240 bps	-300 bps	+36.8%

-30 bps	+47%
Cigarette value share change	Revenue growth in New Categories

Revenue and Profit from Operations
Reported revenue in 2022 was 10.0% higher than 2021 (2021: up 0.9%) driven by pricing in combustibles and the continued growth in New Categories revenue (2022: up 47%, 2021: up 77%). This was, in 2022, partly offset by lower combustible volume (down 2.9% in 2022 and 1.7% lower in 2021). Translational foreign exchange was a tailwind in 2022 of 2.0%, compared to a headwind of 5.8% in 2021.
Excluding the impact of currency, revenue grew 8.0% on an adjusted constant rates basis (2021: up 6.7%), driven by higher revenue in Romania, Brazil, Poland, Italy and the Czech Republic.
Reported profit from operations increased by 0.8% to £2,926 million, as performance was impacted by charges recognised in respect of the proposed transfer of the Group's operations in Russia and Belarus (which have been classified as held-for-sale at 31 December 2022, with an associated charge of £612 million in the period) and charges related to Quantum and the factory rationalisation programme. These charges were partly offset by the recognition (in the second half of 2022) of £460 million in Brazil in relation to the calculation of VAT on social contributions in prior periods (as the Group's litigation was successfully concluded in the year).
In 2021, reported profit from operations decreased 5.7% to £2,902 million, as the strong New Category revenue growth, in combination with tight control of overheads and Quantum cost savings, were more than offset by incremental investment in New Categories, the recognition of a £54 million charge related to goodwill in Peru and foreign exchange headwinds.
Excluding the impact of currency and adjusting items (in respect of Russia and Belarus, Brazil, Quantum and the factory rationalisation programme), adjusted profit from operations at constant rates was up 6.8% in 2022 (2021: down 1.5%) driven by the performance of New Categories, together with tight control of overheads and Quantum cost savings. The decline in 2021 was largely driven by the net investment in New Categories in that year.

New Categories
In 2022, revenue from Vapour was up 41.4% reflecting volume growth (up 15.3%) and pricing. In 2021, revenue from Vapour was 60.5% higher as volume grew 40.6%, driven by an increase in industry volume and higher consumables pricing.
However, the growth of the disposable segment in 2022 has impacted our value share of total Vapour across a number of markets. For example:
–In France, we maintained value share leadership despite a decline of 6.3 ppts to 38.8%;
–In Germany, we also maintained value share leadership despite a decline of 37.9 ppts to 21.4%; and
–In the UK, having been value share leader in previous periods, Vuse's value share declined 14.7 ppts to 14.8%, but stabilised in the final quarter post Vuse Go launch (May 2022) .
We rapidly rolled out our new modern disposable product, Vuse Go, over the second half through our broad distribution footprint and consumer reach in multiple markets including the UK, France, Spain, Germany, Greece and Ireland.

In 2022, Vuse won the Gold award at the Transform Awards Europe 2022 for "Best Use of Sustainable Packaging", as well as the SEAL business sustainability award.
In Canada, Vuse consolidated its leadership position with total value share up 8.9 ppts in 2022 (to 89.5%), having grown 34.3 ppts in 2021. This was driven by the launch of the Group's first connected Vapour device (Vuse ePod2+).
In 2022, THP volume grew by 42.7% (2021: up 207%), with revenue 68.8% higher at £494 million (2021: up 158% to £292 million). The region now represents 50% of our global THP volume (or 37% excluding Russia) and 47% of our global THP revenue (or 38% excluding Russia). glo continued to grow category volume share across all key European markets, with aggregate category volume share in key THP markets reaching 20.2%, up 380 bps on 2021. Excluding Russia, our aggregate share of the category reached 18.7% up 470 bps (2021: reached 14.0% up 910 bps). Driven by Hyper, glo performed well across the top European markets:
–Poland (up 14.4 ppts to 31.2%, 2021: up 13.8 ppts to 16.8%);
–Italy (up 170 bps to 14.5%, 2021: up 870    bps to 12.8%);
–Greece (up 470 bps to 13.2%,    2021: up 660 bps to 8.5%); and
–Hungary (up 740 bps to 14.4%, 2021: up 710 bps to 7.1%).
Hyper also continued to make good progress in the Czech Republic and across other smaller European launch markets. In the final quarter of 2022, we launched the new Hyper X2 device in our THP markets with encouraging early results.
In 2022, Modern Oral revenue grew 29.9% (2021: up 44.1%), led by 30.5% volume growth (2021: 47.3% increase).
We remain the clear market leaders (by volume share) in 15 Modern Oral markets. From a high base, volume share was marginally lower at 68.8%, down 60 bps. As the Modern Oral category continues to grow and become more established in Europe, we continue to see strong growth in average daily consumption, including in Sweden which reached 11 pouches (per consumer) in November 2022***.
Specifically in respect of the key markets:
–In Sweden, where Modern Oral has grown to represent 19.0% of the total oral category, our volume share of the Modern Oral category was 58.1%, a decrease of 170 bps on 2021 (2021: up 590 bps to 59.7%), impacted by heavy competitor discounting, with volume share stabilising in the final quarter;
–In Norway, where Modern Oral now represents 33.5% of the total oral category, we maintained our leadership position with volume share of the Modern Oral reaching 64.1%, up 20 bps vs 2021 (2021: up 180 bps    to 63.9%);
–In Denmark (with volume share marginally lower than 2021, down 40 bps at 92.2%, 2021: down 130 bps on 2020) and in Switzerland (volume share up 160 bps to 93.2%, 2021: fell 340 bps to 91.5%), we maintained our volume share leadership position in the Modern Oral category from a high base; and
–In the UK, we gained market leadership with volume share reaching 51.6%, an increase of 2,220 bps from 29.4% in 2021 (2021: increase of 1580 bps from 13.6% in 2020).

Combustibles
In 2022, revenue was 5.7% higher, compared to a decline of 4.7% in 2021. Good price/mix in both years (of 6.9% in 2022 and 2.7% in 2021) was offset by the impact of lower combustible volume, down 2.9% in 2022 and 1.7% in 2021. Excluding the impact of translational foreign exchange, at constant rates of exchange, revenue increased 4.0% (2021: 1.0%).
The decrease in combustible volume in 2022 was driven by lower volume in Turkey, Germany, Denmark and France, partly offset by an improvement in Brazil due to lower illicit trade. The decrease in combustible volume in 2021 was driven by lower volume in Ukraine and Russia, in part due to industry contraction in those markets.
Cigarette value share was down 30 bps in 2022 (driven by lower value share in Canada, Russia, Brazil, Romania, Germany and Poland, partially offset by higher value share in Spain, Colombia and the UK), while 2021 was down 30 bps. Cigarette volume share declined 30 bps (2021: down 30 bps) with volume share up in Colombia, Spain, the UK, Denmark, France and the Ukraine, which was more than offset by reductions in Brazil, Russia, Poland, Romania, Canada, Germany, Hungary, Mexico, Italy, the Netherlands, Chile, Switzerland, Greece and Belgium.

Note:
*** Source: Kantar New Category Tracker.

APMEA – Asia-Pacific, Middle East and Africa
2022 revenue by category
The chart in the left column on page 114 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

Revenue by category as % of total Region

	2022	2021	2020

New Categories	11.3%	11.0%	9.2%

Traditional oral	—	—	—

Combustibles	86.8%	87.1%	89.2%

Other	1.9%	1.9%	1.6%

Key markets
Algeria, Australia, Bangladesh, Egypt, Gulf Cooperation Council (inc the Kingdom of Saudi Arabia (Saudi Arabia)), Japan, Kazakhstan, Malaysia, Morocco, New Zealand, Nigeria, Pakistan, South Africa, South Korea, Taiwan, Vietnam

Volume
	2022 units	vs 2021%	2021 units	vs 2020%	2020 units
New Categories:
Vapour (10ml units / pods mn)	31	+73.2%	18	+108.8%	8
THP (sticks bn)	12.0	+12.3%	10.7	+40.6%	8.0
Modern Oral (pouches mn)	626	+89.0%	331	+97%	168
Traditional Oral (stick eq bn)	—	—	—	—	—
Cigarettes (bn sticks)	266	-5.2%	281	+2.5%	274
Other (bn sticks eq)*	2	-6.8%	2	-15.3%	2
Total Combustibles	268	-5.2%	283	+2.4%	277
* Other combustibles includes MYO/RYO.

Revenue
	2022 £m	vs 2021%	vs 2021 (adj at cc) %	2021 £m	vs 2020%	vs 2020 (adj at cc) %	2020 £m
New Categories:
Vapour	58	+55.1%	+53.0%	38	+62.7%	+60.8%	23
THP	566	+1.1%	+7.0%	560	+7.6%	+18.3%	520
Modern Oral	21	+114.4%	+111.9%	10	+84%	+101%	6
Total New Categories	645	+6.3%	+11.5%	608	+10.7%	+20.9%	549
Traditional Oral	—	—	—	—	—	—	—
Combustibles	4,972	+2.8%	+3.8%	4,835	-8.7%	+0.6%	5,295
Other	112	+2.8%	-4.3%	106	+15.4%	+23.3%	93
Revenue	5,729	+3.2%	+4.4%	5,549	-6.5%	+2.8%	5,937

Profit from operations/operating margin
	2022 £m	vs 2021%	vs 2021 (adj at cc) %	2021 £m	vs 2020%	vs 2020 (adj at cc) %	2020 £m
Profit from Operations	1,392	-21.2%	+2.7%	1,766	-7.6%	+3.3%	1,911
Operating Margin (%)	+24.3%	-750 bps	-70 bps	+31.8%	-40 bps	+20 bps	+32.2%

+10 bps	+6.3%
Cigarette value share change	Revenue growth in New Categories

Revenue and Profit from Operations
Reported revenue increased 3.2% to £5,729 million (2021: declined 6.5% to £5,549 million).
The performance in 2022 was driven by the continued growth in New Categories and pricing in combustibles, which more than offset lower combustibles volume (down 5.2%). Volume benefited from the continuing emerging market recovery from COVID-19, partly offset by the sale of the Group's Iranian business midway through 2021.
Revenue in 2021 (when compared to 2020) was impacted by the structural excise changes in Australia and New Zealand, and competitive pricing dynamics in Australia (in combination, an estimated headwind of £260 million), and negative geographic mix due to volume share growth and recovery from COVID-19 in emerging markets, leading to a growth in combustible volume of 2.4% (largely due to Bangladesh, Vietnam and Pakistan). Revenue in 2021 was also negatively impacted by the sale of the Group's Iranian business partway through the year.
Excluding the impact of translational foreign exchange, in 2022 revenue was up 4.4% against 2021, itself an increase of 2.8% compared to 2020, on an adjusted constant rate basis.
Reported profit from operations declined 21.2% to £1,392 million, while 2021 was down 7.6% to £1,766 million. 2022 was impacted by increased one-off charges related to the allegations of historical breaches of sanctions (£450 million), the exit from Egypt (£118 million) and a charge of £79 million (related to the conclusion of the investigation into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act). In 2021, the Group recognised a charge of £358 million in relation to the disposal of the Group's Iranian business (mainly in respect of foreign exchange previously charged to other comprehensive income).
Excluding adjusting items and the impact of translational foreign exchange, adjusted profit from operations at constant rates of exchange increased 2.7% in 2022 (2021: up 3.3%), driven by the top line growth (despite negative mix due to volume growth in lower margin markets) and efficiencies delivered through Quantum. Furthermore, the sale of the Iranian business, due to its timing in 2021, acted as a drag on adjusted profit from operations in both years.

New Categories
Total revenue from New Categories increased 6.3% to £645 million (2021: increased 10.7% to £608 million).
In 2022, this was driven by a 12.3% increase in THP consumable volume to 12 billion sticks, compared to an increase of 40.6% to 11 billion sticks in 2021. This was driven by the success of glo Hyper including the new variant Hyper X2. glo Hyper is powered by Advanced Induction Heating and provides a step change in consumer satisfaction with 30% more tobacco and a boost function.
THP revenue increased 1.1% (2021: increase of 7.6%), or 7.0% (2021: up 18.3%) excluding the impact of translational foreign exchange. The growth in both years was driven by increased Hyper volume, while the growth in 2021 was also due to a £50 million charge to revenue in 2020, that did not repeat in 2021, in respect of the withdrawal of glo Sens.
In Japan, the largest THP market in the world, glo performed well, maintaining the momentum of 2021 with volume share of total tobacco (being FMC and THP combined) increasing to 7.4% in 2022, up 60 bps, having grown 140 bps in 2021. However, in 2022, glo's volume share of the THP category declined 120 bps to 20.1% from 21.2% in 2021 (compared to 19.4% in 2020) as glo volume grew at a slower rate than the category due to competitive competitor pricing.
In Modern Oral, revenue grew 114% (2021: 84%) (or 112% at constant rates of exchange    (2021: 101%)) with volume up 89% to 626 million pouches    (2021: up 97% to 331 million pouches).
We believe that Modern Oral is an exciting longer-term opportunity to unlock reduced risk products*† in Emerging Markets. We are particularly proud of Velo’s performance in Pakistan, now our third largest Modern Oral market by volume, where we have rapidly achieved national coverage. Enabled by powerful, consumer-centric digital activations, Velo has reached a monthly volume in the country of over 40 million pouches.
Furthermore, in:
–Kenya, after the category was reinstated as regulated under the Tobacco Control Act, we reintroduced Velo to a limited retail universe with positive early momentum, as we focus on driving guided trial; and
–South Africa, we have expanded our pilot in Johannesburg, with guided trial and expansion into key accounts, delivering encouraging early results.

Combustibles
Revenue from combustibles increased by 2.8% to £4,972 million (2021: down 8.7% to £4,835 million), or by 3.8% (2021: up 0.6%) at constant rates of exchange.
In 2022, this was driven by improved pricing and a partial recovery of Global Travel Retail following the COVID-19 restrictions of 2020 and 2021. These more than offset a decrease in combustible volume of 5.2% and the negative impact of the sale of the Group's Iranian business partway through 2021.
The sale of the Iranian business also impacted 2021 (versus 2020) which contributed to the decline in combustibles revenue despite an increase in combustible volume (up 2.4%) as emerging markets recovered from COVID-19. However, this led to a negative geographic mix which, combined with structural excise changes in Australia and New Zealand and competitive pricing dynamics in Australia (totalling approximately £260 million), drove revenue down.
In 2022, value share increased 10 bps (2021: down 30 bps), with volume share flat (2021: 20 bps higher), as volume share gains (including in Japan, Pakistan and Saudi Arabia) were offset by losses in Bangladesh and South Korea. In 2021, value share was down 30 bps, as growth in Japan, Bangladesh, Taiwan, Pakistan and Malaysia was offset by a lower share in Indonesia, Saudi Arabia, Australia, South Africa, New Zealand and South Korea.

Notes:
* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our Vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

OTHER INFORMATION
Information on the Group
Overview
The second and third paragraph on page 320 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
The Group, excluding the Group’s associated undertakings, is organised into three regions:
–the United States of America (Reynolds American Inc.);
–Americas and Europe (AME); and
–Asia-Pacific, the Middle East and Africa (APMEA).

OTHER INFORMATION
Non-GAAP Measures
Revenue by Product Category or Geographic Segment – Including Revenue From New Categories, at constant rates of exchange
This section on pages 325 to 327 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:
Definition – revenue by product category, and at the prior year’s prevailing exchange rate, derived from the principal product categories of Combustibles, New Categories (being comprised of revenue from Vapour, THP and Modern Oral), and Traditional Oral, including by the geographic segments of the United States, Americas and Europe, and Asia-Pacific, Middle East and Africa.
To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews revenue growth from the principal product categories of combustibles, New Categories and Traditional Oral, including from the geographic segments of the United States, Americas and Europe, and Asia-Pacific, Middle East and Africa, to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board assesses revenue by product category, including by geographic segment, at constant rates of exchange, translated to the Group’s reporting currency at the prior period’s prevailing exchange rate, derived from the Group’s combustible portfolio (including but not limited to Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (U.S.), Newport (U.S.), Natural American Spirit (U.S.)), the Group’s New Category portfolio (being Vapour, THP and Modern Oral) and the Group’s Traditional Oral portfolio and the Group’s operations in the United States, Americas and Europe, and Asia-Pacific, Middle East and Africa.
The Group’s Management Board also believes that the revenue performance by product category, including by geographic segment provides information that enables investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity. Revenue by product category, including by geographic segment have limitations as analytical tools. The most directly comparable IFRS measure to revenue by product category, including by geographic segment, is revenue. Revenue by product category, including by geographic segment, are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to revenue as determined in accordance with IFRS. Revenue by product category, including by geographic segment, are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.
Reconciliation of revenue by product category to revenue by product category at constant rates of exchange – 2022 - 2021

	2022					2021
	Reported £m	vs 2021%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2021%	Reported £m
New Categories:
Vapour	1,436	+54.9%	(103)	1,333	+43.8%	927
THP	1,060	+24.3%	21	1,081	+26.7%	853
Modern Oral	398	+45.3%	1	399	+45.6%	274
Total New Categories	2,894	+40.9%	(81)	2,813	+37.0%	2,054
Traditional Oral	1,209	+8.2%	(117)	1,092	-2.3%	1,118
Combustibles	23,030	+4.5%	(1,142)	21,888	-0.6%	22,029
Other	522	+7.6%	(42)	480	-0.8%	483
Revenue	27,655	+7.7%	(1,382)	26,273	+2.3%	25,684

Reconciliation of revenue by product category to revenue by product category at constant rates of exchange – 2021 - 2020

	2021					2020
	Reported £m	vs 2020%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2020%	Reported £m
New Categories:
Vapour	927	+51.8%	46	973	+59.3%	611
THP	853	+34.4%	74	927	+46.1%	634
Modern Oral	274	+38.8%	4	278	+40.6%	198
Total New Categories	2,054	+42.4%	124	2,178	+50.9%	1,443
Traditional Oral	1,118	-3.6%	77	1,195	+3.0%	1,160
Combustibles	22,029	-3.2%	1,640	23,669	+4.0%	22,752
Other	483	+14.7%	36	519	+23.1%	421
Revenue	25,684	-0.4%	1,877	27,561	+6.9%	25,776
Note:
cc: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its geographical segments or product categories.

Reconciliation of revenue by product category to revenue by product category at constant rates of exchange

	2022					2021
U.S.	Reported £m	vs 2021%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2021%	Reported £m
New Categories:
Vapour	913	+62.9%	(92)	821	+46.4%	561
THP	—	-69.1%	—	—	-72.3%	1
Modern Oral	36	n/m	(3)	33	n/m	2
Total New Categories	949	+68.7%	(95)	854	+51.6%	564
Traditional Oral	1,174	+8.9%	(119)	1,055	-2.1%	1,077
Combustibles	10,470	+4.5%	(1,061)	9,409	-6.1%	10,015
Other	46	+27.9%	(6)	40	+14.9%	35
Revenue	12,639	+8.1%	(1,281)	11,358	-2.8%	11,691

	2021					2020
U.S.	Reported £m	vs 2020%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2020%	Reported £m
New Categories:
Vapour	561	+46.4%	40	601	+56.9%	383
THP	1	-21.8%	—	1	-16.2%	1
Modern Oral	2	-81.5%	—	2	-80.1%	10
Total New Categories	564	+43.0%	40	604	+53.3%	394
Traditional Oral	1,077	-4.3%	78	1,155	+2.6%	1,126
Combustibles	10,015	+0.9%	719	10,734	+8.1%	9,926
Other	35	+26.9%	2	37	+36.0%	27
Revenue	11,691	+1.9%	839	12,530	+9.2%	11,473

	2022					2021
AME	Reported £m	vs 2021%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2021%	Reported £m
New Categories:
Vapour	465	+41.4%	(10)	455	+38.4%	328
THP	494	+68.8%	(12)	482	+64.7%	292
Modern Oral	341	+29.9%	4	345	+31.6%	262
Total New Categories	1,300	+47.0%	(18)	1,282	+45.1%	882
Traditional Oral	35	-12.3%	2	37	-7.7%	41
Combustibles	7,588	+5.7%	(125)	7,463	+4.0%	7,179
Other	364	+7.0%	(27)	337	-1.3%	342
Revenue	9,287	+10.0%	(168)	9,119	+8.0%	8,444

	2021					2020
AME	Reported £m	vs 2020%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2020%	Reported £m
New Categories:
Vapour	328	+60.5%	7	335	+63.5%	205
THP	292	+157.5%	19	311	+174%	113
Modern Oral	262	+44.1%	3	265	+45.5%	182
Total New Categories	882	+76.5%	29	911	+82.0%	500
Traditional Oral	41	+18.4%	(1)	40	+18.3%	34
Combustibles	7,179	-4.7%	429	7,608	+1.0%	7,531
Other	342	+13.4%	24	366	+21.9%	301
Revenue	8,444	+0.9%	481	8,925	+6.7%	8,366
Note:
cc: constant currency – measures are calculated based on a re-translation of the current year’s results of the Group at the prior year’s exchange rates and, where applicable, its geographical segments or product categories.

Reconciliation of revenue by product category to revenue by product category at constant rates of exchange

	2022					2021
APMEA	Reported £m	vs 2021%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2021%	Reported £m
New Categories:
Vapour	58	+55.1%	(1)	57	+53.0%	38
THP	566	+1.1%	33	599	+7.0%	560
Modern Oral	21	+114.4%	—	21	+111.9%	10
Total New Categories	645	+6.3%	32	677	+11.5%	608
Traditional Oral	—	—%	—	—	—%	—
Combustibles	4,972	+2.8%	44	5,016	+3.8%	4,835
Other	112	+2.8%	(9)	103	-4.3%	106
Revenue	5,729	+3.2%	67	5,796	+4.4%	5,549

	2021					2020
APMEA	Reported £m	vs 2020%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2020%	Reported £m
New Categories:
Vapour	38	+62.7%	(1)	37	+60.8%	23
THP	560	+7.6%	55	615	+18.3%	520
Modern Oral	10	+83.7%	1	11	+101%	6
Total New Categories	608	+10.7%	55	663	+20.9%	549
Traditional Oral	—	—	—	—	—	—
Combustibles	4,835	-8.7%	492	5,327	+0.6%	5,295
Other	106	+15.4%	10	116	+23.3%	93
Revenue	5,549	-6.5%	557	6,106	+2.8%	5,937
Note:
cc: constant currency – measures are calculated based on a re-translation of the current year’s results of the Group at the prior year’s exchange rates and, where applicable, its geographical segments or product categories.

OTHER INFORMATION
Employees
The table on page 337 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

Region (number of employees worldwide)	As of 31 December
	2022	2021	2020
U.S.	4,152	4,405	4,921
AME	33,175	33,782	35,004
APMEA	13,070	13,863	15,404
Total employees	50,397	52,050	55,329
Note:
1.    Included within the employee numbers for AME are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

OTHER INFORMATION
Property, Plant and Equipment
BAT-owned manufacturing facilities1
The table on page 369 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information as follows:

	United States	AME	APMEA	Total
Fully integrated manufacturing	1	17	23	41
Other processing sites (incl leaf threshing and OTP)	1	9	6	16
Sites manufacturing other products (including Snus, Modern Oral and Liquids)	3	4	—	7
Research and development facilities	3	3	3	9
Total	8	33	32	73
Note:
1.    As of 31 December 2022.

OTHER INFORMATION
Glossary
This section on page 394 of BAT’s Annual Report and Form 20-F 2022 is updated to reflect the revised financial information and the following items have been added:
AME – Americas (excluding U.S.) and Europe
APMEA – Asia-Pacific, Middle East and Africa